Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
OneWorld Hotel Destination Service Inc.	Canada
Globalink (Xuzhou) Bio-Technology Co., Ltd.	People’s Republic of China
Globalink (Zhejiang) Bio-Technology Co. Ltd.	People’s Republic of China